FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Inscription in Securities Register  Nº175

Santiago, October 8, 2014.

Ger. Gen. N°  85/2014.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enersis S.A., I hereby inform you of the following significant event:

Attached is a copy of a Significant Event published today by Endesa, S.A., the parent company of Enersis S.A., domiciled in Spain, regarding the Significant Events published on September 11 and 17, 2014. The significant event published today, informs about the approval of a new extraordinary dividend for Endesa S.A’s shareholders, and a new dividend policy for the 2014-2016 period.

Sincerely yours,

Ignacio Antoñanzas Alvear

Gerente General

c.c.       Bolsa de Comercio de Santiago. (Santiago Stock Exchange)

             Bolsa Electrónica de Chile. (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso. (Valparaíso Stock Exchange)

             Banco Santander Santiago –  Bondholders Representative

             Comisión Clasificadora de Riesgos. (Risk Classification Commission)

In accordance with article 82 of the Securities Market Act, ENDESA, S.A. (the “Company” or “Endesa”), hereby submits the following

SIGNIFICANT EVENT

 In relation to the new industrial plan approved for the Company and conditional upon the prior approval and execution of the Acquisitions and Extraordinary Dividend Distribution proposed at the General Shareholders’ Meeting, as defined in Significant Events 210665 and 210859 published on 11 and 17 September 2014, Endesa’s Board of Directors passed the following resolutions, inter alia, at its meeting held yesterday:

(i)                   To pay out a new extraordinary gross interim dividend against 2014 earnings of  Euro 6 (six) per share, involving the distribution of dividends totalling Euro 6,352,512,702.00. This dividend will be distributed for the purpose of releveraging the Company to optimise its financial structure and will be financed in part through a Euro 4,500 million 10 year loan, bearing a fixed interest rate of 3%, and a one year Euro 1,000 million credit facility at a rate of Euribor plus 0.6%, both firmly committed by Enel Finance International, N.V. The remaining amount required to fully cover the agreed dividend will be financed through other liquidity-providing instruments available to the Company

The interim dividend will be paid on 29 October 2014 in accordance with the operating regulations of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Sociedad de Sistemas or IBERCLEAR). As a result, Endesa shares will go ex-dividend on 29 October 2014.

It should be noted that this interim dividend is in addition to the dividend presented for approval at the next General Shareholders’ Meeting as a result of the Acquisitions, although both are subject to execution of aforesaid Acquisitions and will be paid on the same date.

(ii)                 In the light of the high cash flow generation anticipated by Endesa, to approve a new dividend policy for the period 2014-2016 which, in any event, will be subject to and conditional upon fulfilment of the requirements laid down in law and the formal agreements of the Company’s governing bodies. This policy stipulates:

-          A gross ordinary dividend will be proposed of Euro 0.76 per share against earnings for the year ending 31 December 2014 (in addition to the extraordinary dividend proposed at the next Endesa Extraordinary Shareholders’ Meeting and the extraordinary interim dividend already approved and specified in point (i) above). This ordinary dividend of Euro 0.76 (which would mean the distribution of a total amount of approximately Euro 800 million) will be distributed in cash in two instalments (January and July 2015) on the date determined in each case by the Board of Directors.

-          The Company has set as an objective that the ordinary dividend per share approved for payment against 2015 earnings will be at least 5% higher thanthe ordinary dividend per share paid against 2014 earnings. Equally, the dividend per share approved for payment against 2016 earnings will be at least 5% higher than the ordinary dividend per share paid against 2015 earnings.

-          The ordinary dividends that are approved, where applicable, against 2014, 2015 and 2016 results, would be paid through two annual payments: one in the month of January and another in the month of July of the following year (in line with the usual practice of the Company's main competitors).

-          These dividends would only be paid in cash.

Madrid, 8 October 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: October 9, 2014